UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 13, 2020

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 13, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 13, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2020 RESULTS

Highlights

•
Reported GAAP net income of $98.2 million, or $2.91 per share, and adjusted net income(1) of $80.7 million, or $2.39 per share, in the second quarter of 2020 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $124.2 million in the second quarter of 2020.

•
Generated approximately $126 million of free cash flow(1) and received proceeds from the sale of a portion of its ship-to-ship transfer support services in the second quarter of 2020, contributing to over a $180 million reduction in net debt(2) and increasing liquidity to approximately $468 million as of June 30, 2020.

•
Delivered nine vessels into previously announced time charter-out contracts, increasing the percentage of the fleet on fixed-rate charters to approximately 23 percent and reducing the fleet free cash flow breakeven to approximately $12,700 per day(1)(5) through to mid-2021.

•
In early-August 2020, secured a new 3-year, $67 million term loan to refinance an existing debt facility secured by four Suezmax tankers that was scheduled to mature in 2021; Teekay Tankers now has no debt maturities until 2023.

Vancouver, Canada, August 13, 2020 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2020:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2020	March 31, 2020	June 30, 2019 (3)
GAAP FINANCIAL COMPARISON
Total revenues	246,492	341,900	207,007
Income from operations	92,986	120,126	5,051
Net income (loss)	98,198	106,839	(14,307)
Earnings (loss) per share (4)	2.91	3.17	(0.43)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	124,241	155,370	36,197
Adjusted net income (loss) (1)	80,700	109,981	(12,142)
Adjusted earnings (loss) per share (1)(4)	2.39	3.27	(0.36)
Free cash flow (1)	125,799	141,334	19,383

(1)
These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

(3)
Comparative balances relating to the three months ended June 30, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F and Report on Form 6-K for the year ended December 31, 2019 and three months ended June 30, 2020, respectively.

(4) The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.
(5) Includes expenditures for drydock and ballast water treatment system installation.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

Second Quarter of 2020 Compared to First Quarter of 2020
GAAP net income and non-GAAP adjusted net income for the second quarter of 2020 were lower compared to the first quarter of 2020, primarily due to lower average spot tanker rates, the sale of three Suezmax tankers during the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services business and the LNG terminal management business in the second quarter of 2020. GAAP net income in the second quarter of 2020 also included a $15.2 million reduction in freight tax accruals relating to prior periods and a $3.1 million gain on sale of assets, while GAAP net income in the first quarter of 2020 included a $3.1 million loss and write-down on sale of vessels.

Second Quarter of 2020 Compared to Second Quarter of 2019
GAAP net income and non-GAAP adjusted net income for the second quarter of 2020 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and fewer off-hire days, partially offset by the sale of four Suezmax tankers during December 2019 and the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services business and the LNG terminal management business in the second quarter of 2020. GAAP net income in the second quarter of 2020 also included a $15.2 million reduction in freight tax accruals relating to prior periods and a $3.1 million gain on sale of assets.

CEO Commentary
“Teekay Tankers reported another profitable quarter in the second quarter of 2020, generating adjusted net income of approximately $80.7 million, or $2.39 per share," commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. "The unprecedented impact of COVID-19 continues to be a major area of focus for us, but we have thus far successfully navigated the evolving logistical and regulatory challenges with minimal impact on our operations.
As a result of the pandemic, the overall maritime industry has experienced significant challenges related to crew changes, but I am pleased to report that we have safely changed-out a number of crew members on effectively all of our vessels. We continue to work hard with both the industry and inter-governmental organizations to tackle this challenge and bring our remaining overdue colleagues home safely as soon as possible. I am truly proud of how our seafarers and onshore colleagues have responded to ensure crew rotations are completed safely and seamlessly, with no reported COVID-19 cases or interrupted service for our customers."

“We continue to increase our financial strength, which is one of our strategic priorities," continued Mr. Mackay. "During the second quarter alone, we generated free cash flow of approximately $126 million and opportunistically sold non-core assets, contributing to a net debt reduction of over $180 million, or approximately 25 percent, to $549 million and increasing our liquidity to $468 million at June 30th. Over the past year, we have transformed our balance sheet, reducing our net debt by approximately $445 million, or 45 percent, and increasing our liquidity by $348 million. In addition, we secured a new 3-year term loan to refinance our last 2021 debt maturity, eliminating any debt maturities until 2023 and further improving our financial flexibility.”

Mr. Mackay added, "We experienced our third straight quarter of strong spot tanker rates and earnings; however, spot tanker rates have come under pressure since mid-May 2020 as a result of the unwinding of floating storage and record OPEC+ production cuts, in addition to lower non-OPEC production, which reduced crude exports. At this point, the near-term outlook is uncertain, but we are pleased to have significantly reduced our effective free cash flow breakevens and near-term spot exposure by locking-in 23 percent of the tanker fleet on fixed-rate contracts at attractive rates, and we are encouraged by fleet supply fundamentals which are markedly more favourable relative to prior market cycles. With a low free cash flow breakeven of approximately $12,700 per day(1) through to mid-2021 as a result of recent well-timed fixed-rate charter contracts, a strong liquidity position, low balance sheet leverage and no debt maturities until 2023, we believe that Teekay Tankers is financially well-positioned to continue creating shareholder value throughout a wide range of possible near-term market conditions.”

(1) Includes expenditures for drydock and ballast water treatment system installation.

Summary of Recent Events
In August 2020, Teekay Tankers secured a new three-year, $67 million term loan to refinance four Suezmax tankers. The proceeds from the new debt facility along with existing cash are expected to be used to repay approximately $85 million outstanding on the Company's existing debt facility with respect to these vessels that was scheduled to mature in 2021. The new facility is priced at LIBOR plus 225 basis points and matures in 2023.

In late-April 2020, Teekay Tankers closed the previously announced sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management and consulting services, for approximately $27.1 million, of which approximately $14.3 million was received in May 2020 with the remaining cash received in July 2020. During the second quarter of 2020, the Company recognized a gain on sale of $3.1 million. Teekay Tankers retained its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, the Company will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Tanker Market
Crude tanker spot rates remained firm during the second quarter of 2020, particularly during the early part of the quarter. Crude trade volumes increased during April 2020 due to the short-lived price war between Saudi Arabia and Russia, leading to increased tanker demand. Floating storage also gave support to crude tanker spot rates during the quarter, peaking in early May 2020 when almost 500 tankers, or over 60 million deadweight tonnes (mdwt), were storing approximately 400 million barrels of oil. This floating storage was driven by a significant mismatch between elevated levels of global oil production and depressed oil demand due to the impact of COVID-19, resulting in a large surplus of both crude oil and refined products. Onshore storage filled rapidly which then forced oil into floating storage, particularly as the crude oil futures curve moved into a steep contango.
Crude tanker spot rates have softened since the middle of May 2020 due to lower global oil production and the return of some ships from floating storage. The OPEC+ group implemented record oil production cuts of 9.7 million barrels per day (mb/d) from the beginning of May 2020, with Saudi Arabia, UAE and Kuwait pledging a further 1.2 mb/d of cuts during June 2020. Compliance with these cuts has been relatively high and has led to a significant reduction in crude trade volumes from May 2020 onwards. Oil production has also declined in non-OPEC countries due to the impact of weak oil prices, with total global oil production falling by 11.3 mb/d between April and May 2020 and by a further 2.4 mb/d during June 2020. According to the International Energy Agency, global oil production of 86.9 mb/d during June 2020 was the lowest in approximately nine years, which has weighed on tanker demand from May 2020 onwards. In addition, floating storage has come off from the record highs seen in May 2020 to around 250 ships, or 38 mdwt, storing 240 million barrels of oil as of end-July 2020. Taken together, a reduction in trade volumes, coupled with ships returning from floating storage, has put pressure on crude tanker spot rates during the latter part of the second quarter of 2020, and this weakness has continued into the early part of the third quarter of 2020.
Looking ahead to the second half of the year, global oil production is expected to increase as both OPEC and non-OPEC countries are expected to increase oil supply to the market. The OPEC+ group is set to return 2 mb/d of production from August 2020 onwards, though this may not all ultimately translate into additional export volumes, as Saudi Arabia has pledged to keep its extra production for domestic use during the summer months when local power demand is higher. Non-OPEC oil production could also start to rebound, with global oil prices having stabilized above $40 per barrel in recent weeks. In addition, global refinery throughput is expected to increase by approximately 9 mb/d between the second quarter and fourth quarter of 2020, which would create additional crude oil demand. Although a portion of this additional supply may be sourced from oil being pulled out of inventory - both onshore and offshore - we should nevertheless anticipate an increase in crude tanker demand during the second half of the year. However, this may be offset by ships returning to the trading fleet from floating storage and, therefore, the relative balance between recovering tanker demand and increasing fleet supply will determine crude tanker spot rates. Overall, we expect a relatively weaker crude tanker market during the second half of 2020, especially compared to the strong first half of 2020.
The long-term outlook remains very difficult to forecast due to significant uncertainties over the strength and pace of a potential oil demand recovery, with much depending on how various countries and regions manage to contain the spread of COVID-19 over the coming months. However, we remain encouraged by supportive fleet supply fundamentals, with the tanker orderbook currently at a 24-year low when measured as a percentage of the existing fleet. We are yet to see any meaningful tanker scrapping this year, but a period of lower rates could lead to higher levels of removals over the coming months, which would help limit fleet supply growth. Finally, new tanker ordering remains extremely low, and will likely remain so in the near future. Overall, we expect low levels of tanker fleet growth for at least the next two years.
In summary, the tanker market looks set for a more challenging period in the coming months following a very strong first half of the year. Although the demand outlook is highly uncertain, we remain encouraged by the tanker fleet supply fundamentals which appear much more favourable compared to prior market cycles.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(i) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses and fees associated with vessels exiting the RSAs:

	Three Months Ended
	June 30, 2020(ii)	March 31, 2020(ii)	June 30, 2019(ii)
Time Charter-Out Fleet
Suezmax revenue days	794	453	91
Suezmax TCE per revenue day	$37,740	$33,752	$17,281
Aframax revenue days	91	—	—
Aframax TCE per revenue day	$22,925	—	—
LR2 revenue days	71	—	—
LR2 TCE per revenue day	$25,463	—	—

Spot Fleet
Suezmax revenue days	1,544	2,071	2,418
Suezmax spot TCE per revenue day (iii)	$46,484	$49,067	$17,267
Aframax revenue days	1,632	1,723	1,763
Aframax spot TCE per revenue day (iv)	$29,569	$34,438	$20,075
LR2 revenue days	876	953	840
LR2 spot TCE per revenue day (v)	$29,621	$34,494	$15,679

Total Fleet
Suezmax revenue days	2,338	2,524	2,509
Suezmax TCE per revenue day	$43,516	$46,317	$17,268
Aframax revenue days	1,723	1,723	1,763
Aframax TCE per revenue day	$29,218	$34,438	$20,075
LR2 revenue days	947	953	840
LR2 TCE per revenue day	$29,309	$34,494	$15,679

(i)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

(ii)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(iii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iv)
Prior to January 1, 2020, includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages. Subsequent to January 1, 2020, includes Aframax vessels trading in the Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.

(v)
Prior to January 1, 2020, includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters. Subsequent to January 1, 2020, includes LR2 vessels trading in the Teekay Aframax RSA, non-pool voyage charters, and full service lightering voyages.

Third Quarter of 2020 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the third quarter of 2020 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE rates per revenue day of approximately $24,800 on average, with 57 percent of the available days fixed(1); and

•	The portion of the Aframax and LR2 fleet trading on the spot market has secured TCE rates per revenue day of approximately $15,200 on average, with 47 percent of the available days fixed(2)(3).

(1)	Combined average TCE rate includes Teekay Suezmax RSA and non-pool voyage charters.

(2)	Combined average TCE rate includes Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.

(3)
As of January 1, 2020, the Company's Aframax tankers and LR2 product tankers, excluding those employed under non-pool voyage charters and full service lightering voyages, are operating as a combined RSA under the Teekay Aframax RSA.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of July 31, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	9	—	9
Aframax Tankers	2	—	2
LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	12	—	12
Spot-rate:
Suezmax Tankers	17	—	17
Aframax Tankers(i)	15	2	17
LR2 Product Tankers(ii)	8	2	10
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	41	4	45
Total Tanker Fleet	53	4	57
STS Support Vessels	—	3	3
Total Teekay Tankers' Fleet	53	7	60

(i)	Includes two Aframax tankers with charter-in contracts that are scheduled to expire in March 2021 and September 2021, respectively, one with an option to extend for one additional year.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at June 30, 2020, the Company had total liquidity of $467.5 million (comprised of $167.9 million in cash and cash equivalents and $299.6 million in undrawn capacity from its credit facilities) compared to total liquidity of $368.1 million as at March 31, 2020.

Conference Call
The Company plans to host a conference call on Thursday, August 13, 2020 at 12:00 p.m. (ET) to discuss its results for the second quarter of 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 437-2398 or (647) 792-1240, if outside of North America, and quoting conference ID code 1825962.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Second Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 52 double-hull tankers (including 26 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and also has four time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income (loss), respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019 (1)	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (2)	207,926	317,478	191,495	525,404	413,572
Time-charter revenues	34,986	15,567	1,496	50,553	4,906
Other revenues (3)	3,580	8,855	14,016	12,435	26,690
Total revenues	246,492	341,900	207,007	588,392	445,168

Voyage expenses (2)	(61,558)	(119,241)	(97,398)	(180,799)	(200,397)
Vessel operating expenses	(46,218)	(50,649)	(53,600)	(96,867)	(108,187)
Time-charter hire expenses	(9,296)	(9,879)	(10,792)	(19,175)	(20,240)
Depreciation and amortization	(29,546)	(29,632)	(30,658)	(59,178)	(60,523)
General and administrative expenses	(9,784)	(9,286)	(9,508)	(19,070)	(18,673)
Gain (loss) on sale of assets and
write-down of assets	2,896	(3,087)	—	(191)	—
Income from operations	92,986	120,126	5,051	213,112	37,148

Interest expense	(13,492)	(15,135)	(16,607)	(28,627)	(33,549)
Interest income	567	256	221	823	586
Realized and unrealized loss
on derivative instruments (4)	(589)	(827)	(1,778)	(1,416)	(2,625)
Equity income (loss) (5)	3,188	1,940	(169)	5,128	584
Other income	940	1,143	614	2,083	249
Net income (loss) before income tax	83,600	107,503	(12,668)	191,103	2,393

Income tax recoveries (expenses) (6)	14,598	(664)	(1,639)	13,934	(4,253)
Net income (loss)	98,198	106,839	(14,307)	205,037	(1,860)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic (7)	2.91	3.17	(0.43)	6.08	(0.06)
- Diluted (7)	2.89	3.15	(0.43)	6.04	(0.06)

Weighted-average number of total common
shares outstanding
- Basic (7)	33,727,978	33,669,967	33,623,800	33,698,972	33,604,397
- Diluted (7)	33,978,730	33,946,292	33,623,800	33,962,511	33,604,397

Number of outstanding shares of common stock at the end of the period (7)	33,738,143	33,721,161	33,623,800	33,738,143	33,623,800

(1)
Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast the results for the three and six months ended June 2019 to be consistent with the presentation in the 2019 20-F and this report for the three months ended June 30, 2020. This had the impact of increasing both voyage charter revenues and voyage expenses by $4.7 million and $10.4 million, respectively, for the three and six months ended June 30, 2019.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $12.7 million, $18.7 million and $19.5 million for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and $31.4 million and $30.9 million for the six months ended June 30, 2020 and June 30, 2019, respectively.

(3)
Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(4)
Includes realized gains on interest rate swaps of $0.1 million, $0.5 million and $0.8 million for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and realized gains of $0.6 million and $1.8 million for the six months ended June 30, 2020 and June 30, 2019, respectively. The Company also recognized realized losses of $0.2 million for the three and six months ended June 30, 2020, relating to its forward freight agreements.

(5)	Equity income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(6)	Income tax recoveries for the three months ended June 30, 2020 includes a reduction in freight tax accruals of $15.2 million related to periods prior to 2020.

(7)
The number of shares and per share amounts, including comparative figures, have been adjusted to reflect the changes resulting from the one-for-eight reverse stock split which took effect on November 25, 2019.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	167,907	203,325	88,824
Restricted cash	4,766	3,318	3,071
Accounts receivable	88,663	108,326	95,648
Bunker and lube oil inventory	30,885	50,430	49,790
Prepaid expenses	12,103	11,841	10,288
Due from affiliates	2,440	463	697
Current portion of derivative assets	—	—	577
Assets held for sale (1)	—	50,818	65,458
Accrued revenue	42,153	66,664	106,872
Total current assets	348,917	495,185	421,225
Restricted cash – long-term	3,437	3,437	3,437
Vessels and equipment – net	1,161,097	1,157,003	1,223,085
Vessels related to finance leases – net	511,879	519,210	527,081
Operating lease right-of-use assets	10,758	15,511	19,560
Investment in and advances to equity-accounted joint venture	29,740	28,051	28,112
Derivative assets	—	—	82
Other non-current assets	1,453	1,667	1,923
Intangible assets – net	2,259	2,401	2,545
Goodwill	2,426	2,426	2,426
Total assets	2,071,966	2,224,891	2,229,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	100,012	106,820	130,713
Short-term debt	10,000	55,000	50,000
Current portion of long-term debt	27,549	29,910	43,573
Current portion of derivative liabilities	414	234	86
Current obligations related to finance leases	26,281	25,775	25,357
Current portion of operating lease liabilities	10,986	14,049	16,290
Liabilities associated with assets held for sale (1)	—	2,535	2,980
Due to affiliates	2,091	4,677	2,139
Other current liabilities	8,485	5,923	8,567
Total current liabilities	185,818	244,923	279,705
Long-term debt	285,389	446,766	516,106
Long-term obligations related to finance leases	376,238	382,905	389,431
Long-term operating lease liabilities	417	1,462	3,270
Other long-term liabilities	27,516	51,114	51,044
Derivative liabilities	789	494	—
Equity	1,195,799	1,097,227	989,920
Total liabilities and equity	2,071,966	2,224,891	2,229,476

Net debt (2)	549,347	730,276	929,135

(1)
On April 30, 2020, the Company finalized the sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management services, for $27.1 million. The sale of a portion of the ship-to-ship support services business and gas terminal management business, including cash, cash equivalents and restricted cash of $2.4 million and $1.5 million, was classified as held for sale as at March 31, 2020 and December 31, 2019, respectively. Also included in assets held for sale at March 31, 2020 was one Suezmax vessel (December 31, 2019: two Suezmax vessels), which was no longer classified as held for sale at June 30, 2020.

(2)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	205,037	(1,860)
Non-cash items:
Depreciation and amortization	59,178	60,523
Loss on sale of assets and write-down of assets	191	—
Unrealized loss on derivative instruments	1,776	4,366
Equity income	(5,128)	(584)
Income tax (recovery) expense	(12,873)	3,795
Other	(8)	2,743
Change in operating assets and liabilities	60,379	23,198
Expenditures for dry docking	(3,681)	(27,815)
Net operating cash flow	304,871	64,366

FINANCING ACTIVITIES
Proceeds from short-term debt	205,000	65,000
Proceeds from long-term debt, net of issuance costs	477,822	16,421
Scheduled repayments of long-term debt	(8,812)	(50,800)
Prepayments of long-term debt	(717,368)	(109,688)
Prepayments of short-term debt	(245,000)	(50,000)
Proceeds from financing related to sales and leaseback of vessels	—	63,720
Scheduled repayments of obligations related to finance leases	(12,269)	(12,073)
Other	(562)	(126)
Net financing cash flow	(301,189)	(77,546)

INVESTING ACTIVITIES
Proceeds from sale of assets	75,214	—
Expenditures for vessels and equipment	(3,076)	(6,545)
Loan repayments from equity-accounted joint venture	3,500	—
Net investing cash flow	75,638	(6,545)

Increase (decrease) in cash, cash equivalents and restricted cash	79,320	(19,725)
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	176,110	40,782

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2020		June 30, 2019
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	98,198	$2.91	(14,307)	($0.43)

Add (subtract) specific items affecting net income (loss):
Gain on sale of assets and write-down of assets	(2,896)	($0.09)	—	—
Unrealized loss on derivative instruments (2)	475	$0.02	2,578	$0.08
Other (3)	(15,077)	($0.45)	(413)	($0.01)
Total adjustments	(17,498)	($0.52)	2,165	$0.07
Adjusted net income (loss) attributable to shareholders of
Teekay Tankers	80,700	$2.39	(12,142)	($0.36)

(1)	Basic per share amounts.

(2)
Reflects unrealized losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)
The amount recorded for the three months ended June 30, 2020 primarily relates to a reduction to freight tax accruals of prior years and unrealized foreign exchange losses. The amount recorded for the three months ended June 30, 2019 primarily relates to unrealized foreign exchange gains and debt issuance costs that were written off in connection with the refinancing of the Company's debt facilities.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)

Net income (loss) - GAAP basis	98,198	(14,307)

Add:
Depreciation and amortization	29,546	30,658
Proportionate share of free cash flow from equity-accounted joint venture	3,664	285
Unrealized loss on derivative instruments	475	2,578
Equity loss (1)	—	169

Less:
Equity income (1)	(3,188)	—
Gain on sale of assets and write-down of assets	(2,896)	—

Free cash flow	125,799	19,383

Weighted-average number of common shares outstanding for the period - basic	33,727,978	33,623,800

(1)	Equity income relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	98,198	(14,307)
Depreciation and amortization	29,546	30,658
Interest expense, net of interest income	12,925	16,386
Income tax (recovery) expense	(14,598)	1,639
EBITDA	126,071	34,376

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	87	(595)
Gain on sale of assets and write-down of assets	(2,896)	—
Realized gain on interest rate swaps	(86)	(829)
Unrealized loss on derivative instruments	475	2,578
Equity (income) loss	(3,188)	169
Consolidated adjusted EBITDA	120,463	35,699
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	3,778	498
Total Adjusted EBITDA	124,241	36,197

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2020		June 30, 2019
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	8,113	4,056	1,750	875
Vessel and other operating expenses	(557)	(278)	(754)	(377)
Depreciation and amortization	(952)	(476)	(908)	(454)
Income from vessel operations of equity-accounted joint venture	6,604	3,302	88	44

Net interest expense	(228)	(114)	(427)	(213)
Equity income (loss) of equity-accounted joint venture	6,376	3,188	(339)	(169)

Equity income (loss) of equity-accounted joint venture	6,376	3,188	(339)	(169)
Depreciation and amortization	952	476	908	454
Interest expense, net of interest income	228	114	427	213
EBITDA from equity-accounted joint venture	7,556	3,778	996	498

Adjusted EBITDA from equity-accounted joint venture	7,556	3,778	996	498

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping; estimated growth in global oil demand and supply; future tanker rates; future OPEC+ and non-OPEC oil production or oil supply cuts, including the resulting impact on export volumes; floating storage demand and unwinding of existing floating storage and the resulting impact on tanker rates; expected changes in global refinery throughput; the impact of the COVID-19 outbreak and related developments on the Company's business and tanker and oil market fundamentals; future free cash flow breakeven levels; the Company's ability to complete remaining crew changes and anticipated timing thereof; the Company’s continued operation of its oil ship-to-ship transfer support services in North America and the Caribbean and the synergies of that business with the Company’s core Full Service Lightering business; the Company's liquidity and market position; the Company’s strategic priorities; and the Company’s ability to deal with potential market volatility and create shareholder value. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2020 and IMO 2030; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.